UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RealPage, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75606N109

(CUSIP Number)

February 26, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 75606N109	Page 2 of 12 pages

1.	NAMES OF REPORTING PERSONS. JHL Capital Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 7,700,000
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 7,700,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.82%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	Based on 78,388,329 shares of Common Stock outstanding as of October 23, 2015, as reported by RealPage, Inc. in its Quarterly Report for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on form 10-Q on November 5, 2015.

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CUSIP No. 75606N109	Page 3 of 12 pages

1.	NAMES OF REPORTING PERSONS. JHL Capital Group Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 7,700,000
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 7,700,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,700,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.82%[2]
12.	TYPE OF REPORTING PERSON (See Instructions) PN

[2]	Based on 78,388,329 shares of Common Stock outstanding as of October 23, 2015, as reported by RealPage, Inc. in its Quarterly Report for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on form 10-Q on November 5, 2015.

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CUSIP No. 75606N109	Page 4 of 12 pages

1.	NAMES OF REPORTING PERSONS. JHL Capital Group Master Fund GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

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CUSIP No. 75606N109	Page 5 of 12 pages

1.	NAMES OF REPORTING PERSONS. JHL Capital Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (See Instructions) PN

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CUSIP No. 75606N109	Page 6 of 12 pages

1.	NAMES OF REPORTING PERSONS. James H. Litinsky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 0
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

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CUSIP No. 75606N109	Page 7 of 12 pages

Item 1(a).	Name of Issuer:

RealPage, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4000 International Parkway

Carrollton, Texas 75007-1951

United States

Item 2(a).	Names of Persons Filing:

The reporting persons are:

(i) JHL Capital Group LLC (“JHL Capital Group”);

(ii) JHL Capital Group Master Fund L.P. (“Master Fund”);

(iii) JHL Capital Group Master Fund GP Ltd. (“Master Fund GP”);

(iv) JHL Capital Group L.P.; and

(v) James H. Litinsky (“Mr. Litinsky”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address for JHL Capital Group, JHL Capital Group L.P. and Mr. Litinsky is 900 N. Michigan Avenue, Suite 1700, Chicago, IL 60611. The address for the Master Fund and the Master Fund GP is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

Item 2(c).	Citizenship:

JHL Capital Group is a limited liability company formed under the laws of the State of Delaware. Master Fund is a limited partnership formed under the laws of the Cayman Islands. Master Fund GP is an exempted company formed under the laws of the Cayman Islands. JHL Capital Group L.P. is a limited partnership formed under the laws of the State of Delaware. Mr. Litinsky is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”).

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CUSIP No. 75606N109	Page 8 of 12 pages

Item 2(e).	CUSIP Number:

75606N109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

The Master Fund beneficially owns 7,700,000 shares of the Common Stock of RealPage, Inc.

The Master Fund GP is General Partner of the Master Fund. Accordingly, the Master Fund GP may be deemed to beneficially own

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CUSIP No. 75606N109	Page 9 of 12 pages

the same number of shares of Common Stock reported herein by the Master Fund. JHL Capital Group is the investment manager for the Master Fund and has been granted investment discretion over the portfolio investments of the Master Fund, including the Common Stock held by it. JHL Capital Group is also the 100% owner of the Master Fund GP. Accordingly, JHL Capital Group may be deemed to be the beneficial owner of the shares of Common Stock reported herein by the Master Fund. JHL Capital Group L.P. is the 100% owner of JHL Capital Group. Mr. Litinsky holds a controlling interest in JHL Capital Group L.P. and serves as the Chief Executive Officer of JHL Capital Group, as well as Director of the Master Fund GP. Accordingly, JHL Capital Group L.P. and Mr. Litinsky may be deemed to beneficially own the same number of shares of Common Stock reported herein by the Master Fund.

Notwithstanding the foregoing, the Master Fund GP, JHL Capital Group L.P. and Mr. Litinsky disclaim beneficial ownership of any securities covered by this Schedule 13G.

(b)	Percent of Class: See Item 11 of the Cover Pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: See Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: See Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

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CUSIP No. 75606N109	Page 10 of 12 pages

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 75606N109	Page 11 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2016

JHL CAPITAL GROUP LLC, a Delaware limited liability company

By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Chief Executive Officer

JHL CAPITAL GROUP MASTER FUND L.P., a Cayman Islands limited partnership

By: JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company, its General Partner

By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company

By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP L.P., a Delaware limited partnership

By: JHL CAPITAL GROUP GP LLC, a Delaware limited liability company, its General Partner

By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Authorized Signatory

/s/ James H. Litinsky
James H. Litinsky

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CUSIP No. 75606N109	Page 12 of 12 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 26th day of February 2016.

Dated: February 26, 2016

JHL CAPITAL GROUP LLC, a Delaware limited liability company

By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Chief Executive Officer

JHL CAPITAL GROUP MASTER FUND L.P., a Cayman Islands limited partnership

By: JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company, its General Partner

By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company

By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP L.P., a Delaware limited partnership

By: JHL CAPITAL GROUP GP LLC, a Delaware limited liability company, its General Partner

By:	/s/ James H. Litinsky
	Name:	James H. Litinsky
	Title:	Authorized Signatory

/s/ James H. Litinsky
James H. Litinsky